SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RCN CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
749361200
(CUSIP Number of Class of Securities (Underlying Common Stock))
Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, Virginia 20170
Telephone: (703) 434-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Thomas A. Monson
Jenner & Block LLP
330 N. Wabash Avenue
Chicago, Illinois 60611
(312) 840-8611
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$2,654,065	$148.10

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,975,904 shares of common stock of RCN Corporation having an aggregate value of $2,654,065 as of July 14, 2009 will be eligible for exchange and will be tendered pursuant to the offer. The aggregate value of such options was calculated based on the Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange Eligible Stock Options for New Stock Options, dated July 16, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     RCN Corporation, a Delaware corporation (the “Company” or “RCN”), is the issuer of securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 196 Van Buren Street, Herndon, Virginia 20170, and the telephone number is (703) 434-8200.
     (b) Securities.
     This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees (except its chief executive officer), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of Common Stock, par value $.01 per share, issued under the 2005 Stock Compensation Plan (“Eligible Options”) on a value-for-value basis for the grant of a new option to purchase shares of Common Stock. Each new option will be issued under the Company’s 2005 Stock Compensation Plan. The actual number of shares of Common Stock subject to options to be exchanged in the Offer to Exchange will depend on the number of shares of Common Stock subject to Eligible Options tendered by eligible employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange.
     The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risks of Participating in the Exchange Program,” Section 2 (“Eligible Options; Eligible Employees; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 8 (“Price Range of Shares Underlying Options”), and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The Company is both the filing person and the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Our Options”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under “Summary Term Sheet” and under “The Exchange Program” is incorporated herein by reference.
     (b) Purchases.
     The Company’s officers (except for the chief executive officer) will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s employees. Members of the Company’s Board of

Directors are not eligible to participate. The information set forth in the Offer to Exchange under Section 4 (“Procedures for Tendering Eligible Options”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Our Options”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (a) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Our Options”) is incorporated herein by reference. The 2005 Stock Compensation Plan, as amended, and the form of Non-Qualified Option Agreement, which are included as Exhibits (d)(1), (d)(2) and (d)(3) hereto, respectively, are also incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under “Summary Term Sheet” and Section 1 (“Purpose of the Exchange Program”) is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 12 (“Status of Eligible Stock Options Acquired by Us in the Exchange Program; Accounting Consequences of the Exchange Program”) and Section 14 (“Material U.S. Federal Income Tax Consequences”) is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange under “Summary Term Sheet” and Section 1 (“Purpose of the Exchange Program”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Exchange Program”) is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options”) is incorporated herein by reference.

     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options”) is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not Applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Part II, Item 8, “Financial Statements and Supplementary Data”, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; Part I, Item 1, “Financial Statements (Unaudited)”, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; and the financial information contained in the Offer to Exchange under Section 10 (“Information Concerning RCN; Financial Information”) and Section 17 (“Additional Information”) is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.
     (b) Pro Forma Information.
     Not Applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. The 2005 Stock Compensation Plan, as amended, and the form of Non-Qualified Option Agreement, which are included as Exhibits (d)(1), (d)(2) and (d)(3) hereto, respectively, are also incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Eligible Stock Options for New Stock Options, dated July 16, 2009.

(a)(1)(B)	Email from Fidelity Investments sent to Company Employees on July 16, 2009, Announcing Commencement of the Exchange Program.

(a)(1)(C)	Screen Shots of the Stock Option Exchange Program Website.

(a)(1)(D)	Form of Reminder Email to Company Employees Regarding Expiration Date.

(b)	Not applicable.

Exhibit No.	Description
(d)(1)	RCN Corporation 2005 Stock Compensation Plan, as amended (incorporated by reference to Annex A to RCN’s Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders filed on April 27, 2007).

(d)(2)	Amendment to the RCN Corporation 2005 Stock Compensation Plan.

(d)(3)	Amended Form Non-Qualified Option Agreement (incorporated by reference to Exhibit 10.29 to RCN’s Amendment No. 1 to its Annual Report on Form 10-K filed on April 10, 2006).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RCN CORPORATION
Date: July 16, 2009	By:	/s/ Michael T. Sicoli
Michael T. Sicoli
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Eligible Stock Options for New Stock Options, dated July 16, 2009.

(a)(1)(B)	Email from Fidelity Investments sent to Company Employees on July 16, 2009, Announcing Commencement of the Exchange Program.

(a)(1)(C)	Screen Shots of the Stock Option Exchange Program Website.

(a)(1)(D)	Form of Reminder Email to Company Employees Regarding Expiration Date.

(b)	Not applicable.

(d)(1)	RCN Corporation 2005 Stock Compensation Plan, as amended (incorporated by reference to Annex A to RCN’s Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders filed on April 27, 2007).

(d)(2)	Amendment to the RCN Corporation 2005 Stock Compensation Plan.

(d)(3)	Amended Form Non-Qualified Option Agreement (incorporated by reference to Exhibit 10.29 to RCN’s Amendment No. 1 to its Annual Report on Form 10-K filed on April 10, 2006).

(g)	Not applicable.

(h)	Not applicable.